Annex A

Directors and Executive Officers of the Reporting Person (Covered Persons)

The Business Address of each Covered Person is: 799 Broadway, New York, New York 10003

Name:	Principal Occupation:
Michael Nierenberg	Chairman of the Board, Chief Executive Officer & President
Kevin J. Finnerty	Director
Peggy Hwan Hebard	Director
Patrice M. Le Melle	Director
David Saltzman	Director
William Addas	Director
Ranjit Kripalani	Director
Nicola Santoro, Jr.	Chief Financial Officer, Chief Accounting Officer
Philip Sivin	Chief Legal Officer, Secretary

Each of the Covered Persons is a United States citizen.